SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to
Commission file number 1-14157

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan 30 North LaSalle Street 40th Floor Chicago, IL 60602

B.	Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc. 30 North LaSalle Street 40th Floor Chicago, IL 60602

United States Cellular Corporation 8410 West Bryn Mawr Ave. Suite 700 Chicago, IL 60631

Required Information

(a)	Financial Statements

1.	Independent Auditors Reports.

2.	Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and December 31, 2000.

3.	Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001.

4.	Notes to Financial Statements.

5.	Schedule of Assets (Held at End of Year).

6.	Schedule of Reportable Transactions.

(b)	Exhibits

No.	Description

23.1	Consent of Independent Public Accountants

23.2	Consent of Independent Public Accountants

INDEPENDENT AUDITORS’ REPORT

To the Investment Management Committee
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
Middleton, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Madison, Wisconsin
April 26, 2002

Page 1

INDEPENDENT AUDITOR’S REPORT

To the Investment Management Committee
Telephone and Data Systems, Inc.
  Tax-Deferred Savings Plan
Middleton, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan as of December 31, 2000. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

McGLADREY & PULLEN, LLP

Madison, Wisconsin
May 25, 2001

Page 2

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX DEFERRED SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                     ASSETS
                                                       2001            2000
                                                  --------------  --------------

Investments, at fair value                        $  120,001,618  $  110,357,893
                                                  --------------  --------------

Receivables
  Company contribution                                        --       4,152,574
  Accrued income                                           3,715           7,551
  Due from broker for securities sold                 11,390,026          18,072
                                                  --------------  --------------
     Total Receivables                                11,393,741       4,178,197
                                                  --------------  --------------

       TOTAL ASSETS                                  131,395,359     114,536,090
                                                  --------------  --------------

                                   LIABILITIES

Due to broker for securities purchased                11,770,407         434,914
                                                  --------------  --------------

       TOTAL LIABILITIES                              11,770,407         434,914
                                                  --------------  --------------

         NET ASSETS AVAILABLE FOR BENEFITS        $  119,624,952  $  114,101,176
                                                  ==============  ==============

                See accompanying notes to financial statements.

                                                                          Page 3

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2001

--------------------------------------------------------------------------------

ADDITIONS
    Additions to net assets attributed to
        Investment income
           Net depreciation in fair value of investments          $ (14,177,770)
           Interest and dividends                                     2,142,312

        Contributions
           Participants'                                             17,284,352
           Company                                                    7,664,894
           Participant rollovers                                      1,002,662
                                                                  -------------
               Total Additions                                       13,916,450
                                                                  -------------

DEDUCTIONS
    Deductions from net assets attributed to
        Benefits paid to participants                                 8,393,371
        Investment expenses                                              30,435
                                                                  -------------
               Total Deductions                                       8,423,806
                                                                  -------------
TRANSFER OF ASSETS FROM OTHER PLANS                                      31,132
                                                                  -------------

               Net Increase                                           5,523,776

NET ASSETS AVAILABLE FOR BENEFITS -
     Beginning of Year                                              114,101,176
                                                                  -------------

     NET ASSETS AVAILABLE FOR BENEFITS -
         End of year                                              $ 119,624,952
                                                                  =============

                 See accompanying notes to financial statements.

                                                                          Page 4

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------
NOTE 1 - Description of the Plan
--------------------------------------------------------------------------------

The following  description of the Telephone and Data Systems,  Inc. Tax-Deferred
Savings Plan (the "plan") provides only general information. Participants should refer to the Telephone and Data Systems,  Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the plan's provisions.

    General

The  plan  is a  contributory  tax-exempt  profit-sharing  plan  established  by
Telephone and Data Systems,  Inc.  (TDS,  the  "company")  and is subject to the provisions of the Employee  Retirement Income Security Act of 1974 (ERISA).  The
company is the  administrator  and sponsor of the plan and has approved  Bank of
New York Midwest Trust  Company as trustee of the plan.  The Bank of New York is the asset  custodian of the plan,  and they provide record keeping and reporting services  to  the  plan  in  conjunction  with  Hewitt  Associates,  the  plan's third-party  administrator.  The plan qualifies under Section 401 and 501 of the
Internal Revenue Code. All employees of Telephone and Data Systems, Inc. and its subsidiaries  that are age 21 or older are  eligible  to  participate.  Prior to
January  1,  2001,  employees  needed to  complete  three  months of  service to participate  in the plan.  The plan was  amended to remove  the three  months of service requirement for 2001, and now allows participants to enter the plan upon the  latter  of  their  first  day of  employment  or  twenty-first  birthday  .
Participation is completely voluntary.

The  plan's  assets  are  administered  by an  investment  management  committee appointed by TDS. The  investment  management  committee is authorized to invest plan assets as directed by the participants,  except in the case of the employer match which is invested  in the common  stock of TDS or the common  stock of its subsidiary,  United States  Cellular  Corporation  (USCC).  All  administrative, recordkeeping and auditing fees are borne by TDS.

    Contributions

For the year ending after December 31, 2001,  participants  may contribute up to
25% of pretax annual compensation (salary reduction  contributions),  as defined in the plan. In previous years, participants'  contributions were limited to 15%
of  pretax  annual  compensation.   Participants  may  also  contribute  amounts
representing distributions from other qualified plans (rollover contributions).

As of January 1, 2001 the company's  matching  contribution is 100% of the first
2% of a participant's  salary reduction  contributions and 40% of the next 4% of
salary  reduction  contributions.   In  previous  years,  the  company  matching
contribution for employees of USCC, Aerial Communications, Inc. and Suttle Press
was 100% of the first 2% of a participants  reduction  contributions  and 25% of the next 4% of salary reduction  contributions.  All other participants received
30% of the first 6% of their salary reduction contributions.

Company contributions of USCC and Aerial  Communications,  Inc. are made in USCC and Aerial common stock, respectively.  All other company contributions are made in TDS common stock. See notes 7 and 10.

Contributions are subject to certain limitations.

                                                                          Page 5

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------
NOTE 1 - Description of the Plan (cont.)
--------------------------------------------------------------------------------

    Participants' Accounts and Investment Options

Each participant's  account is credited with the participant's  salary reduction contributions and allocations of the company's  contributions and plan earnings.
Allocations are based on participant earnings or account balances, as defined in the plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants  may invest their personal  contributions  and any rollover account balances  into a variety of  investment  options as more fully  described in the
plan's  literature.   Participants  may  change  their  investment  options  via telephone  at any time.  During  the year  ended  December  31,  2001,  the plan replaced  the Loomis  Salyes  Bond Fund and  Credit  Suisse  Institutional  Fund
International  Equity  investment  options  with the Pimco Total Return Fund and
Putnam International Growth Fund, respectively.

    Vesting

Participants  are  immediately  vested in their  salary  reduction  and rollover
contributions  plus  actual  earnings  thereon.   Vesting  in  company  matching
contributions  plus  actual  earnings  thereon  is based on years of  continuous service and is subject to a three-year graded vesting schedule as follows:

      Vesting Years of Service               Percentage Vested

                  1                                 33%
                  2                                 67%
                  3                                100%

A participant  also becomes 100% vested in company matching  contributions  plus actual earnings thereon upon retirement, death or disability.

    Forfeited Accounts

During the year ended December 31, 2001,  forfeited nonvested accounts were used to reduce employer contributions by $118,853.

    Payment of Benefits

Benefits may be paid to the participant or beneficiary  upon death,  disability, retirement or termination of employment,  as defined in the plan agreement.  The plan provides for normal  retirement at age 65 and early  retirement on or after attaining age 55. The total vested portion of a participant's account balance is distributed  in the form of a lump-sum  payment,  installments,  or an  annuity.
Participants  experiencing  financial  hardship  may  withdraw a portion of this account balance as defined in the plan.

         Termination of Plan

Although  it has not  expressed  any intent to do so, the  company has the right under the plan to terminate  the plan at any time subject to the  provisions  of
ERISA.  In the event of plan  termination,  participants  become  100% vested in their accounts.

                                                                          Page 6

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------
NOTE 1 - Description of the Plan (cont.)
--------------------------------------------------------------------------------

    Participant Loans

Participants  may borrow  from  their fund  accounts a minimum of $1,000 up to a maximum  equal  to  the  lesser  of  $50,000  or 50% of  their  account  balance
(excluding  employer  matching  contributions).  These  loans are secured by the balance in the participant's  account. The loans bear interest at the prime rate plus 1 % as  published in the Wall Street  Journal on the first  business day of the  quarter  in which the loan is  approved.  Principal  and  interest  is paid ratably through monthly payroll deductions. The repayment period on the loan can range from one to five  years.  Loans will be  considered  in default if no loan payment is received during any 45-day period.

    Administrative Expenses

The company pays a majority of the plan's administrative expenses.

--------------------------------------------------------------------------------
NOTE 2 - Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

         Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting.  The  preparation  of the financial  statements  in conformity  with generally accepted  accounting  principals requires the plan's management to use estimates and assumptions that affect the accompanying  financial statements and disclosures. Actual results could differ from these estimates.

    Investment Valuation and Income Recognition

The plan's investments are valued at fair value. Shares of registered investment companies,  TDS Common Stock,  VoiceStream Wireless Corporation Common Stock and
USCC Common Stock are valued at quoted market price.  Shares held in bank common trust funds and money  market funds are reported at fair value based on the unit prices  quoted  by the  fund,  representing  the fair  value  of the  underlying investments.  Participant  loans are  valued at cost,  which  approximates  fair value.

Net  depreciation  in fair value of  investments  included  in the  accompanying statement  of changes in net assets  available  for benefits  includes  realized gains or losses from the sale of  investments  and  unrealized  appreciation  or depreciation  in fair  value of  investments.  Net  unrealized  appreciation  or depreciation  in the fair value of investments  represents the net change in the fair value of the investments held during the period.  The net realized gains or losses on the sale of investments  represents  the  difference  between the sale proceeds and the fair value of the  investment as of the beginning of the period or the cost of the investment if purchased during the year.

Purchases and sales of securities are recorded on a trade-date  basis.  Interest income is  recorded  on the  accrual  basis and  dividends  are  recorded on the ex-dividend date.

    Payment of Benefits

Benefits are recorded when paid.

                                                                          Page 7

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------
NOTE 3 - Investments
--------------------------------------------------------------------------------

The  following  presents  investments  as of  December  31,  2001  and  2000 and investment income for the year ended December 31, 2001.

                                                     2001             2000
                                                --------------   --------------
Investments

    Bank common trust funds
       LaSalle National Pooled Income           $   17,412,241*  $   10,631,707*
       Bank of New York                              2,176,968        1,695,580

    Common stock
       Telephone and Data Systems, Inc.             28,773,671*      23,634,540*
       United States Cellular Corporation           17,226,358*      17,191,374*
       VoiceStream Wireless Corporation                     --        5,855,570*

    Mutual funds
       Vanguard Institutional Index Fund            27,675,531*      29,410,632*
       Pimco Total Return Fund                       5,543,449               --
       Loomis Salyes Bond Fund                              --        4,483,742
       Putnam International Growth Fund              4,922,648               --
       Credit Suisse Institutional
         Fund International Equity                          --        5,666,193
       Selected American Shares                      4,759,611        2,607,181
       Mercury Select Growth Fund                    2,031,172          970,487
       Turner Midcap Growth Fund                     6,584,348*       5,611,563

    Participant loans                                2,895,621        2,599,324
                                                --------------   --------------

           Total Investments                    $  120,001,618   $  110,357,893
                                                ==============   ==============

Investments  that  represent 5% or more of the plan's net assets are  separately identified with an "*".

During the year ended December 31, 2001, the plan's investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value as follows:

  Bank Common Trust Funds                $               --
  Common stock                                   (6,230,818)
  Mutual funds                                   (7,946,952)
                                         -------------------

         Net Change in Fair Value        $      (14,177,770)
                                         ===================

The  information  presented  above  includes  non-participant  directed funds as discussed in Note 4.

                                                                          Page 8

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------
NOTE 4 - Nonparticipant-Directed Investments
--------------------------------------------------------------------------------

Information  about the net assets and the significant  components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                       2001            2000
                                                  --------------  --------------
Investments
    Common stock
       Telephone and Data Systems, Inc.           $   12,651,276  $    8,160,074
       United States Cellular Corporation              9,234,884       6,732,654
       VoiceStream Wireless Corporation                       --          52,100

    Bank common trust funds
       Bank of New York                                  859,040         566,548
                                                  --------------  --------------
         Total Investments                            22,745,200      15,511,376

Receivables
    Company contribution                                      --       4,152,574
    Other                                                 48,622           2,435
                                                  --------------  --------------
     Total Assets                                     22,793,822      19,666,385

Liabilities                                              237,479         123,539
                                                  --------------  --------------

     Total Nonparticipant-Directed Net Assets     $   22,556,343  $   19,542,846
                                                  ==============  ==============

During the year ended December 31, 2001, the nonparticipant directed investments changed in value as follows:

 Net depreciation in fair value of investments      $   (3,201,655)
 Interest and dividends                                     70,947
 Contributions                                           7,662,950
 Benefits paid to participants                          (1,518,745)
                                                    --------------

     Net Increase                                   $    3,013,497
                                                    ==============

--------------------------------------------------------------------------------
NOTE 5 - Amount Owed to Participants Withdrawing From the Plan
--------------------------------------------------------------------------------

Amounts owed to participants  who have withdrawn from the plan total $368,489 as of December 31, 2001, and are included in net assets available for benefits.

--------------------------------------------------------------------------------
NOTE 6 - Parties In Interest
--------------------------------------------------------------------------------

Certain plan investments are shares of a common trust fund sponsored by the Bank of New York. Bank of New York Midwest Trust Company, a subsidiary of the Bank of
New York, is the trustee of the plan and, therefore,  these transactions qualify as party-in-interest transactions.

All  company  contributions  for 2001 have been made in common  stock of TDS and
USCC.

                                                                          Page 9

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------
NOTE 7 - Sale of Subsidiary and Transfer of Participant Accounts
--------------------------------------------------------------------------------

Effective  January  1,  2000,  TDS  sold  the  stock  of  a  subsidiary,  Aerial
Communications,  Inc. to VoiceStream  Wireless  Corporation  (VWC).  Plan assets
related  to  the  accounts  of  Aerial   participants   totaling   approximately
$18,800,000 were transferred to a new plan on March 20, 2000.

During  June of 2001,  the  plan  eliminated  the  Aerial  Communications,  Inc.
investment option  previously  available to all other  participants.  All Aerial stock held by  participants  had converted to VWC stock upon the sale of the TDS subsidiary during 2000 noted above.  These participants were given the option to transfer  their VWC stock  funds to another  fund of their  choice by the end of
June,  2001. If the  participant  did not elect a fund for transfer,  their fund
balance  was   transferred   to  the  LaSalle   National   Pooled  Income  Fund.
Approximately $5,500,000 was transferred out of the VWC fund during 2001.

--------------------------------------------------------------------------------
NOTE 8 - Tax Status
--------------------------------------------------------------------------------

The plan obtained its latest  determination letter on January 27, 1999, in which the Internal  Revenue  Service  stated that the plan, as then  designed,  was in compliance with the applicable  requirements of the Internal Revenue Code (IRC).
The plan has been amended since  receiving the  determination  letter.  The plan administrator  and the plan's tax counsel believe that the plan, as amended,  is designed and being operated in compliance  with the applicable  requirements  of the Internal Revenue Code.  Therefore,  they believe that the plan was qualified and the related trust was tax-exempt at the financial statement date.

--------------------------------------------------------------------------------
NOTE 9 - Reconciliation of Financial Statements to Schedule H Form 5500
--------------------------------------------------------------------------------

A reconciliation between the financial statements and Form 5500 as of and for the year ended December 31, 2001 is as follows:

   Total net assets per Form 5500, Schedule H                     $  119,256,463

   Benefits payable accrued for the 5500                                 368,489
                                                                  --------------
      Net Assets Available for Benefits Per Financial Statements  $  119,624,952
                                                                  ==============

   Increase in net assets per Form 5500, Schedule H               $    5,155,287

   Benefits payable accrued for the 5500                                 368,489
                                                                  --------------
      Increase in Net Assets Available for Benefits Per
       Financial Statements                                       $    5,523,776
                                                                  ==============

--------------------------------------------------------------------------------
NOTE 10 - Subsequent Events
--------------------------------------------------------------------------------

During  April of  2002,  the plan was  amended  so that the  company's  matching contributions  are no  longer  made in the  form of TDS or USCC  stock.  Company contributions are now allocated to an employees' account based on the employees'
elected allocation percentages.

                                                                         Page 10

                            SUPPLEMENTAL INFORMATION

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                    Plan 003
                                 EIN 36-2669023
                                December 31, 2001

--------------------------------------------------------------------------------

                                           (c)
                               Description of Investment
                                Including Maturity Date,
                                    Rate of Interest,
             (b)                       Collateral,
    Identity of Issue, Borrower,     Par or Maturity        (d)         (e)
(a)  Lessor, or Similar Party             Value            Cost     Market Value
--------------------------------------------------------------------------------
   Common Stocks

*  Telephone and Data Systems, Inc.   320,598 shares  $ 25,342,696  $ 28,773,670

*  United States Cellular Corporation 380,693 shares    20,784,461    17,226,358

   Registered Investment Companies

   Vanguard Institutional Index Fund  263,823 shares       **         27,675,532

   Selected American Shares           153,585 shares       **          4,759,611

   Turner Midcap Growth Fund          300,518 shares       **          6,584,348

   Mercury Select Growth Fund         197,970 shares       **          2,031,172

   Pimco Total Return Fund            529,966 shares       **          5,543,449

   Putnam International Growth Fund   248,368 shares       **          4,922,648

   Bank Common Trust Funds

*  Bank of New York                  2,176,968 shares    2,176,968     2,176,968

   LaSalle National Pooled Income   17,412,241 shares      **         17,412,241

   Participant Loans
                                     Loan term 1 - 5
   Loans to Participants          years; Interest rates    --          2,895,621
                                        prime + 1%                  ------------

                                                                    $120,001,618
                                                                    ============
*     Represents a party in interest
**    Cost omitted for participant directed investments

                        TELEPHONE AND DATA SYSTEMS, INC.
                           TAX-DEFERRED SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                                    Plan 003
                                 EIN 36-2669023
                          Year ended December 31, 2001

--------------------------------------------------------------------------------
                                     (c)                                 (i)
              (a)                 Purchase      (d)          (g)      Net Gain
    Identity of Party Involved      Price  Selling Price    Cost      or (Loss)
   -----------------------------------------------------------------------------
   Series of Transactions:

*  Telephone Data Systems, Inc.  $9,805,843  $5,901,630  $4,417,869  $1,483,761

*  United States Cellular
    Corporation                   7,573,795   4,494,975   4,386,240     108,735

   LaSalle National Pooled
     Income                      17,402,001  10,621,467  10,621,467          --

   Vanguard Institutional Index
     Fund                         5,971,855   3,896,207   4,273,825    (377,618)

   Loomis Sayles Bond Fund        2,594,205   6,764,980   7,473,915    (708,935)

   Credit Suisse Institutional Fund
    International Equity          1,119,162   5,671,138   9,215,827  (3,544,689)

   Turner Midcap Growth Fund      7,225,346   4,327,859   6,238,400  (1,910,541)

*  Bank of New York              39,119,845   38,638,45  38,638,455          --

   Single Transactions:

   Loomis Sayles Bond Fund               --   5,539,987   6,132,595    (592,608)

   Pimco Total Return Fund        5,543,449          --          --          --

*  Represents a party in interest

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

By	/s/ C. Theodore Herbert

C. Theodore Herbert, Vice President - Human Resources

Dated: June 21, 2002